SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2022

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is a press release, dated August 30, 2022, titled: “G. Willi-Food International Reports Improvements In Major Operational Parameters In Second Quarter 2022 Compared To Second Quarter 2021.”

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-266312).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: August 30, 2022

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS IMPROVEMENTS IN MAJOR
OPERATIONAL PARAMETERS IN SECOND QUARTER 2022 COMPARED TO
SECOND QUARTER 2021

YAVNE, Israel – August 30, 2022 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the first quarter ended June 30, 2022.

Second Quarter Fiscal Year 2022

•	Sales increased by 7.7% to NIS 123.2 million (US$ 35.2 million) from NIS 114.3 million (US$ 32.7 million) in the second quarter of 2021.
•	Gross profit increased by 5.0% year-over-year to NIS 38.8 million (US$ 11.1 million).
•	Operating income increased by 5.5% year-over-year to NIS 14.5 million (US$ 4.1 million).
•	Net profit decreased by 56.6% year-over-year to NIS 7.2 million (US$ 2.1 million(.
•	Cash and securities balance of NIS 305.5 million (US$ 87.3 million) as of June 30, 2022.
•	Basic earnings per share of NIS 0.5 (US$ 0.1).

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: "We are pleased to present the second quarter 2022 financial results which show improvements in all operational parameters compared to the second quarter of 2021. Despite a difficult environment, the Company managed to increase sales and improve gross margin and operating income. The Company will work hard to fulfill its strategy for the near future, to improve commercial conditions with its suppliers and customers, develop new products, enter into new categories with potentially high gross profit margins, improve the visibility of its products in stores, strengthen its brand and supply chain and ensure sufficient inventory.

Option Plan

On May 3, 2022, the Company’s Board of Directors adopted an options plan for Company officers and employees (the “Options Plan”). As part of the Options Plan the Company granted, in a private placement, a total of 164,000 non-marketable options exercisable to up to 164,000 ordinary shares of the Company, which at the date of this report constitute approximately 1.18% of the Company’s capital and voting rights before the grant and approximately 1.17% after the grant. Notwithstanding the foregoing, the number of shares to actually be allocated may be lower than 164,000 since the offerees will be entitled to exercise the options in a “cashless” way, namely an allocation of shares in an amount reflecting the financial benefit inherent in the options. The exercise price of each option is NIS 55.28. The shares resulting from the exercise of the options will be subject to restrictions on resale according to the provisions of Section 15C of the Israeli Securities Law, 5778-1968 (the “Law”) and the Securities Regulations (details regarding Sections 15A and -15C of the Law), 5760-2000 (Rule 5 of the aforementioned regulations).

Second Quarter Fiscal 2022 Summary

Sales for the second quarter of 2022 increased by 7.7% to NIS 123.2 million (US$ 35.2 million) from NIS 114.3 million (US$ 32.7 million) in the second quarter of 2021. Sales increased mainly due to (i) increasing the range of the Company's products, (ii) proper inventory management and (iii) improving the presence of the Company’s line of products in stores.

Gross profit for the second quarter of 2022 increased by 5.0% to NIS 38.8 million (US$ 11.1 million), or 31.5% of revenues, compared to NIS 36.9 million (US$ 10.6 million), or 32.3% of revenues in the second quarter of 2021. The increase in gross profit was due to increase in sales.

Selling expenses increased by 5.3% to NIS 18.4 million (US$ 5.3 million) compared to NIS 17.4 million (US$ 5.0 million) in the second quarter of 2021. The increase was primarily due to an increase in expenses for advertising and promotion.

General and administrative expenses for the second quarter of 2022 were NIS 5.9 million (US$ 1.7 million), remaining at the substantially the same level as in the second quarter of 2021.

Operating profit for the second quarter of 2022 increased by 5.5% to NIS 14.5 million (US$ 4.1 million) compared to NIS 13.7 million (US$ 3.9 million) in the second quarter of 2021. The increase was primarily due to increase in gross profit.

Financial expenses, net totaled NIS 5.0 million (US$ 1.4 million) compared to Financial income, net of NIS 7.6 million (US$ 2.2 million) in the second quarter of 2021. Financial expenses, were comprised mainly of (i) expenses from revaluation of the Company’s portfolio of securities to fair value in the amount of NIS 9.7 million (US$ 2.8 million), (ii) interest and dividend income from the Company’s portfolio of securities in the amount of NIS 2.9 million (US$ 0.8 million) and  (iii) income from changes in exchange rates in the amount of NIS 2.0 (US$ 0.6 million).

Willi-Food’s income before taxes for the second quarter of 2022 was NIS 9.5 million (US$ 2.7 million) compared to NIS 21.4 million (US$ 6.1 million) in the second quarter of 2021. The decrease is primarily due to financial income and a decrease in financial expenses.

Willi-Food's net profit in the second quarter of 2022 was NIS 7.2 million (US$ 2.1 million), or NIS 0.5 (US$ 0.1) per share, compared to NIS 16.6 million (US$ 4.7 million), or NIS 1.20 (US$ 0.34) per share, in the second quarter of 2021.

Willi-Food ended the second quarter of 2022 with NIS 305.5 million (US$ 87.3 million) in cash and securities. Net cash used in operating activities for the second quarter of 2022 was NIS 5.8 million (US$ 1.7 million).

First Half Fiscal 2022 Highlights

•	Sales increased by 4.4% to NIS 241.2 million (US$ 68.9 million) from NIS 231.1 million (US$ 66.1 million) in the second quarter of 2021.
•	Gross profit decreased by 0.2% year-over-year to NIS 73.0 million (US$ 20.9 million).
•	Operating income decreased by 16.8% year-over-year to NIS 23.9 million (US$ 6.8 million).
•	Net profit decreased by 43.6% year-over-year to NIS 20.9 million (US$ 6 million), or 8.7% % of sales.
•	Basic earnings per share of NIS 1.5 (US$ 0.4).

First Half Fiscal 2022 Summary

Sales for the six-month period ending June 30, 2022 increased by 4.4% to NIS 241.2 million (US$ 68.9 million) compared to NIS 231.1 million (US$ 66.0 million) in the first half of 2021. Sales increased mainly due to (i) increasing the range of the Company's products, (ii) proper inventory management and (iii) improving the presence of the Company’s line of products in stores.

Gross profit for the first half of 2022 decreased by 0.2% to NIS 73.0 million (US$ 20.9 million), or 30.3% of revenues, compared to NIS 73.1 million (US$ 20.9 million), or 31.7% of revenues, in the first half of 2021. The decrease in the gross profit margin was mainly due to increased import and shipping costs in the first quarter.

Operating profit for the first half of 2022 decreased by 16.8% to NIS 23.9 million (US$ 6.8 million) from NIS 28.8 million (US$ 8.2 million) for the first half of 2021. The decrease was primarily due to an increase in expenses for advertising and promotion.

Financial income, net totaled NIS 0.9 million (US$ 0.2 million) compared to Financial income, net of NIS 19.2 million (US$ 5.5 million) in the first half of 2021. Financial income, net for the first half of 2022 was comprised mainly income from changes in exchange rates in the amount of NIS 4.6 (US$ 1.3 million), interest and dividend income from the Company’s portfolio of securities in the amount of NIS 4.1 million (US$ 1.2 million) and expenses for revaluation of the Company’s portfolio of securities to fair value in the amount of NIS 7.8 million (US$ 2.2 million)

Willi-Food’s income before taxes for the first half of 2022 was NIS 24.8 million (US$ 7.1 million) compared to NIS 47.9 million (US$ 13.7 million) in the first half of 2021.

Willi-Food's net profit in the first half of 2022 was NIS 20.9 million (US$ 6.0 million), or NIS 1.5 (US$ 0.4) per share, compared to NIS 37.1 million (US$ 10.6 million), or NIS 2.67 (US$ 0.76) per share, recorded in the first half of 2021.

NOTE A: NIS to US$ exchange rate used for convenience only
Convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2022, with U.S. $1.00 equal to NIS 3.500. The translation is made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month period ended June 30, 2022 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: war in Ukraine, the COVID-19 pandemic, disruptions to international commercial shipping and disruptions in commodity pricing monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on August 30, 2022. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	June 30,		December 31	June 30,		December 31
	2 0 2 2	2 0 2 1	2 0 2 1	2 0 2 2	2 0 2 1	2 0 2 1
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	171,251	255,510	195,718	48,929	73,003	55,919
Financial assets carried at fair value through profit or loss	134,261	147,442	154,090	38,360	42,126	44,026
Trade receivables	153,268	133,369	134,017	43,791	38,105	39,291
Other receivables and prepaid expenses	2,401	6,268	4,939	686	1,791	1,411
Inventories	73,877	58,463	59,528	21,108	16,704	17,008
Current tax assets	6,253	5,334	5,780	1,787	1,524	1,651
Total current assets	541,311	606,386	554,072	154,660	173,253	158,306

Non-current assets
Property, plant and equipment	90,621	86,737	87,245	25,892	24,782	24,927
Less - Accumulated depreciation	50,631	48,538	48,431	14,466	13,868	13,837
	39,990	38,199	38,814	11,426	10,914	11,090

Right of use asset	3,587	5,155	4,088	1,025	1,473	1,168
Financial assets carried at fair value through profit or loss	31,836	17,916	31,056	9,096	5,119	8,873
Goodwill	36	36	36	10	10	10

Total non-current assets	75,449	61,306	73,994	21,557	17,516	21,141

	616,760	667,692	628,066	176,217	190,769	179,447
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	781	1,516	1,136	223	433	325
Trade payables	21,275	21,256	20,386	6,078	6,073	5,825
Employees Benefits	3,944	3,816	3,442	1,127	1,090	983
Financial liabilities at fair value through profit or loss	1,310	-	13,960	374	-	3,989
Other payables and accrued expenses	10,401	9,480	11,216	2,972	2,709	3,205
Total current liabilities	37,711	36,068	50,140	10,774	10,305	14,326

Non-current liabilities
Lease liabilities	2,986	3,776	3,062	853	1,079	875
Deferred taxes	2,198	3,163	2,017	628	904	576
Retirement benefit obligation	1,733	1,872	1,615	495	535	461
Total non-current liabilities	6,917	8,811	6,694	1,976	2,517	1,913

Shareholders' equity
Share capital	1,490	1,490	1,490	426	426	426
Additional paid in capital	170,760	170,760	170,760	48,789	48,789	48,789
Capital fund	247	247	247	71	71	71
Treasury shares	(628)	(628)	(628)	(179)	(179)	(179)
Retained earnings	401,222	452,266	400,322	114,635	129,219	114,378
Remeasurement of the net liability in respect of defined benefit	(959)	(1,322)	(959)	(274)	(378)	(274)
Equity attributable to owners of the Company	572,132	622,813	571,232	163,466	177,947	163,209

	616,760	667,692	628,066	176,217	190,769	179,447

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	241,224	231,057	123,155	114,347	68,921	66,016
Cost of sales	168,200	157,897	84,373	77,422	48,057	45,113

Gross profit	73,024	73,160	38,782	36,925	20,864	20,903

Operating costs and expenses:
Selling expenses	37,597	32,771	18,359	17,428	10,742	9,363
General and administrative expenses	11,493	11,764	5,947	5,880	3,284	3,361
Other income	-	137	-	100	-	39

Total operating expenses	49,090	44,398	24,306	23,208	14,026	12,685

Operating profit	23,934	28,762	14,476	13,717	6,838	8,218

Financial income	8,940	19,910	4,877	8,183	2,554	5,689
Financial expense	(8,078)	(758)	(9,863)	(537)	(2,308)	(217)

Total financial income (expense)	862	19,152	(4,986)	7,646	246	5,472

Income before taxes on income	24,796	47,914	9,490	21,363	7,085	13,690
Taxes on income	(3,930)	(10,844)	(2,268)	(4,774)	(1,123)	(3,098)

Profit for the period	20,866	37,070	7,222	16,589	5,962	10,591

Earnings per share:
Basic earnings per share	1.5	2.67	0.5	1.2	0.4	0.76
Diluted earnings per share	1.5	2.55	0.5	1.14	0.4	0.72

Shares used in computation of basic EPS	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017
Shares used in computation of diluted EPS	13,867,017	14,517,017	13,867,017	14,517,017	13,867,017	14,517,017
Actual number of shares	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	20,866	37,070	7,222	16,589	5,962	10,591
Adjustments to reconcile net profit to net cash used to continuing operating activities (Appendix A)	(24,248)	(13,848)	(12,900)	2,402	(6,927)	(3,957)

Net cash used in continuing operating activities	(3,382)	23,222	(5,678)	18,991	(965)	6,635

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(3,376)	(3,633)	(1,059)	(2,289)	(965)	(1,038)
Proceeds from sale of marketable securities, net	12,056	15,161	3,851	8,365	3,445	4,332
Proceeds from sale of property plant and equipment	-	137	-	100	-	39
Proceeds from loans granted to others	-	18,707	-	11,215	-	5,345

Net cash used in continuing investing activities	8,680	30,372	2,792	17,391	2,480	8,678

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(1,028)	(1,004)	(497)	(532)	(294)	(287)
Dividend	(19,966)	-	(19,966)	-	(5,705)	-

Net cash used to continuing financing activities	(20,994)	(1,004)	(20,463)	(532)	(5,999)	(287)

Increase (decrease) in cash and cash equivalents	(15,696)	52,590	(23,349)	35,850	(4,484)	15,026

Cash and cash equivalents at the beginning of the financial period	195,718	201,822	198,339	218,808	55,919	57,663

Exchange losses (profit) on cash and cash equivalents	(8,771)	1,098	(3,739)	852	(2,506)	314

Cash and cash equivalents of the end of the financial year	171,251	255,510	171,251	255,510	48,929	73,003

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX A TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

CASH FLOWS - OPERATING ACTIVITIES:

A.        Adjustments to reconcile net profit to net cash from operating activities:

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1
	NIS				US dollars (*)
	(in thousands)

Decrease (increase) in deferred income taxes	181	2,395	(1,098)	1,073	52	684
Unrealized loss (gain) on marketable securities	6,993	(12,119)	9,141	(3,276)	1,998	(3,463)
Depreciation and amortization	3,298	3,101	1,450	1,622	942	886
Capital gain on disposal of property plant and equipment	-	(137)	-	(100)	-	(39)
Exchange gain (losses) on cash and cash equivalents	8,771	(1,098)	3,739	(852)	2,506	(314)
Unrealized gain of financial liabilities at fair value through profit or loss	(12,650)	-	(5,209)	-	(3,613)	-

Changes in assets and liabilities:
Increase (decrease) in trade receivables and other receivables	(9,084)	(**) 6,720	(5,858)	(**) 13,142	(2,595)	1,920
Decrease (increase) in inventories	(14,349)	1,051	(7,341)	3,888	(4,100)	300
Increase (decrease) in trade and other payables, and other current liabilities	693	(4,003)	(2,470)	(8,229)	198	(1,144)
Income tax paid	(8,101)	(**) (9,758)	(5,254)	(**) (4,866)	(2,315)	(2,787)
Net cash flows from operating activities	(24,248)	(13,848)	(12,900)	2,402	(6,927)	(3,957)

(*)       Convenience Translation into U.S. Dollars.
(**)     Reclassified

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

###
SOURCE: G. Willi-Food International Ltd.